UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d - 2(a)

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Lucila Rodríguez Jorge

Telefónica, S.A.

Gran Vía 28

28013 Madrid, Spain

Tel: +34 91 584 0607

Fax: +34 91 532 2290

With a copy to:

Joseph D. Ferraro, Esq.

Dewey & LeBoeuf

No. 1 Minster Court

Mincing Lane

London EC3R 7YL

United Kingdom

Tel: +44 20 7459 5000

Fax: +34 20 7459 5099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2007 and October 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Telefónica, S.A. Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,157,172,623(1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,157,172,623(1) (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,172,623(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.6%(1)

14.	Type of Reporting Person (See Instructions) CO (2)

(1)   3,157,172,623 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 23.6% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 42.3% of Telco S.p.A..

(2)   Telefónica, S.A. is a company organized under the laws of the Kingdom of Spain.

Introduction

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment (as defined below), “Generali”), Sintonia S.A., Intesa Sanpaolo

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S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish based telecommunications operator (“Telefónica” and, together with the Italian Investors, the “Investors”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “Amendment”), the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation through which they have purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”) prior to the purchase (the “Transaction”). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the acquisition of Olimpia and the general framework of the investment obligations of each of the Investors. Among other things, pursuant to the Amendment, the AG group companies became Investors for purposes of the Co-Investment Agreement and the Shareholders’ Agreement (as hereinafter defined).  In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date. These shares amount to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, bringing Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement is filed as Exhibit 1 and a copy of the Amendment is filed as Exhibit 2.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended by the Amendment, the “Shareholders’ Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws. A copy of the Shareholders Agreement is filed as Exhibit 3 and an unofficial English translation of the By-laws of Olimpia S.p.A. is filed as Exhibit 4.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia (“Telecom Shares”), or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement is filed as Exhibit 5.

The closing of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming applicable governmental approvals from, among others, the Board of Commissioners of the Brazilian National Telecommunications Agency ("Anatel"), in accordance with the information published on Anatel’s website on October 23, 2007 (the “Announcement”), an unofficial English translation of which is attached here as Exhibit 6.  Pursuant to the Amendment, the Investors acknowledged the content thereof through appropriate legal instruments and actions, within the time set forth therein. Therefore appropriate amendments to the agreements discussed below will be further agreed among the parties.

Item 1.	Security and Issuer

This filing relates to the ordinary shares, nominal value euro 0.55 par value each of Telecom Italia, a company organized under the laws of the Republic of Italy (the “Issuer”). According to Telecom Italia’s

CUSIP No. 87927W10

Annual Report on Form 20-F for the fiscal year ended December 31, 2006, the principal executive offices of Telecom Italia are located at Piazza degli Affari 2, 20123 Milan, Italy.

Item 2.	Identity and Background

This Schedule 13D is filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”). The principal business address for Telefónica is Gran Vía 28, 28013, Madrid, Spain.  Telefónica’s principal business is telecommunications.

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Telefónica are set forth in Schedule 1, which is incorporated herein by reference.

During the last five years, neither Telefónica nor, to the knowledge of Telefónica, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the Announcement on October 23, 2007. At the closing of the Share Purchase Agreement, Telco paid total consideration of euro 2.82 per Telecom Share held by Olimpia multiplied by 2,407,345,359 Telecom Shares, less Olimpia’s total net debt (as defined under the Share Purchase Agreement) as of the closing date. The purchase price for 100% of Olimpia’s share capital was euro 4,161 million. Telco paid 80% of the consideration to Pirelli and 20% of the consideration to Sintonia. Subsequent to the purchase, it is expected that the Investors will merge Olimpia into Telco.

Pursuant to the Co-Investment Agreement, Telco has been capitalized with euro 5,145 million, in the following manner:

•                                          Generali contributed to Telco 543.4 million Telecom Shares for total consideration of euro 1,375 million, based on a share price of euro 2.53 per Telecom Share;

•                                          Mediobanca contributed to Telco 206.5 million Telecom Shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;

•                                          Intesa Sanpaolo contributed to Telco euro 522 million in cash;

•                                          Sintonia S.A. contributed to Telco euro 412 million in cash; and

•                                          Telefónica contributed to Telco euro 2,314 million in cash.

In addition, prior to the closing of the Share Purchase Agreement, Telco borrowed from Mediobanca and Intesa Sanpaolo approximately euro 925 million (the “Facility”). Such Facility was made available on an arm’s length basis. Immediately after the closing of the Share Purchase Agreement, Telco resolved to increase its share capital by up to euro 900 million (the “Fifth Capital Increase”) for purposes of financing the repayment of the Facility. Telco shareholders favorably envisage the potential further contribution of Telecom Shares into Telco. See the joint press release announcing the closing of the Transaction, dated

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October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and two press releases issued by Telefónica on October 24, 2007 and October 25, 2007 filed as Exhibit 7.

The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

The principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies which will be defined in full autonomy by the Board of Directors and the management of Telecom Italia.

A fundamental assumption of the Co-investment Agreement and the Shareholders Agreement is that the Telecom Italia and Telefónica groups will be managed autonomously and independently.

See the joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and press release issued by Telefónica filed as Exhibit 8, the joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and press releases issued by Telefónica on May 2, 2007 and May 7 and 8, 2007 filed as Exhibit 9 and the joint press release announcing the closing of the Olimpia transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and two press releases issued by Telefónica on October 24, 2007 and October 25, 2007 filed as Exhibit 7. In addition, the information contained in Items 5 and 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The Investors purchased Olimpia through Telco pursuant to the Share Purchase Agreement. Olimpia currently holds 2,407,345,359 ordinary Telecom Shares, or approximately 18% of the ordinary share capital of Telecom Italia. In addition to this purchase by Telco, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed Telecom Shares they previously owned directly to Telco totaling approximately 5.6% of Telecom Italia’s ordinary share capital (4.06% of which was owned by Generali, and 1.54% of which was owned by Mediobanca), bringing Telco’s total participation in Telecom Italia’s ordinary share capital to 23.6%, following the purchase by Telco of the entire share capital of Olimpia.

As a result of the Transaction, the Italian Investors hold a total of 57.7% of Telco’s share capital, divided in the following manner:

•      Generali, 28.0%;

•      Mediobanca, 10.6%;

•      Intesa Sanpaolo, 10.6%; and

•      Sintonia S.A., 8.4%.

Telefónica holds the remaining 42.3% of Telco’s share capital.

In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders’ Agreement, Intesa Sanpaolo may select new Italian Investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco’s share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefónica, such agreement and acceptance not to be unreasonably denied.

CUSIP No. 87927W10

The preceding summary of certain material provisions of the Share Purchase Agreement, the Co-Investment Agreement and the Shareholders’ Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 5, 1 and 3 to this filing, respectively.

According to publicly available information reported by Consob (the Italian financial market authority), as of October 25, 2007, 13,380,751,344 Telecom Shares were outstanding (the “Outstanding Telecom Shares”).

Telefónica together with the Italian Investors, through Telco, may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the dispositions of 3,157,172,623 Telecom Shares, representing approximately 23.6% of the Outstanding Telecom Shares. However, Telefónica only owns 42.3% of Telco.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SHARE PURCHASE AGREEMENT

The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 5 to this filing.

The Investors, Pirelli and Sintonia entered into the Share Purchase Agreement to establish the terms and conditions for the transfer of the ordinary share capital of Olimpia from Pirelli and Sintonia to the Investors. The Share Purchase Agreement required, among other things, that the Olimpia Shares be purchased and sold with the right of the Investors to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing.

The Share Purchase Agreement required Olimpia, Pirelli, Sintonia and the relevant Investors to terminate all existing shareholders agreements concerning Olimpia and Telecom Italia upon the closing of the Sale and such existing shareholders agreements among themselves have been terminated as of October 25, 2007.

The description of the Share Purchase Agreement in the Introduction and Item 3 are incorporated herein by reference.

CO-INVESTMENT AGREEMENT

The following summary of certain material provisions of the Co-Investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 1 to this filing.

The Investors entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and Sintonia of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco’s share capital into two classes of shares (“Class A” and “Class B” shares), (v) the corporate scope of Telco, and (vi) the general framework in which the respective obligations of the Investors under the Co-investment Agreement.

CUSIP No. 87927W10

The description of the Co-Investment Agreement in the Introduction and Item 3 are incorporated herein by reference.

SHAREHOLDERS’ AGREEMENT

The following summary of certain material provisions of the by-laws of Telco and the Shareholders’ Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 10 and 3 to this filing, respectively.

Classes of Shares

The share capital of Telco is divided into Class A and the Class B shares. Telefónica holds and will acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco’s by-laws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors hold Class A shares, save for the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below. Class B shares have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders Agreement and in the Telco by-laws.

In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders. Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders. In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased. In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

Shareholders Meetings

The shareholders’ meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco by-laws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

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•              any other matter pertaining to the extraordinary shareholders meeting of Telco; and

•              the dividend policy of Telco.

However, in cases where one or more shareholders holding more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

In accordance with Telco´s by-laws, acceptance by Telco’s board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders meeting. In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

Board of Directors

In accordance with Telco’s Shareholders’ Agreement and by-laws, Telco’s board of directors is comprised of ten members. The Italian Investors, as holders of Class A shares have appointed, and for so long as they hold more than 50% of the share capital of Telco, shall be entitled to appoint, six directors, including the Chairman. Of the six Telco directors appointed by holders of Class A shares, two directors have been indicated by Generali, one director has been indicated by each of Intesa Sanpaolo, Sintonia S.A. and Mediobanca and one director has been indicated unanimously. Telefónica, as holder of Class B shares has appointed, and so long as it holds a percentage of at least 30% of the share capital of Telco shall be entitled to appoint, four directors, including the Vice-Chairman.  So long as Telefónica holds a percentage of at least 20% of the share capital of Telco Telefónica shall be entitled to appoint two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefónica as holder of Class B shares holds more than 50% plus one share, the Investors shall appoint the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

•                                          the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia’s or Telecom Italia’s shares or any rights attached thereto;

•                                          the carrying out of investments other than in Olimpia and in Telecom Italia;

•                                          capital expenditure and financial structure decisions for amounts in excess of euro 75 million;

•                                          decisions on the vote to be exercised in (x) the extraordinary shareholders’ meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and (y) the shareholders’ meeting of Olimpia; or

•                                          approval and amendments of the budget of Telco.

Deadlock

The Shareholders’ Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders’ meetings of Telco with regard to the following matters:

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a)                                      at the level of Telco board of directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia’s shares, (ii) decision on the vote to be exercised in the extraordinary shareholders’ meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and (iii) decision on the vote to be exercised in the shareholders’ meeting of Olimpia; and

b)                                     at the level of Telco shareholders’ meeting, matters pertaining to the extraordinary shareholders’ meeting of Telco.

In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and therefore, the pro quota assignment of Telco assets and liabilities.

Call Option

In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party, then Telefónica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Shares at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares or the right to proceed with the demerger.

Restrictions on Transfers of Telco Shares

Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders Agreement.

The Shareholders’ Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital of Telco, the other Investors, upon the terms and conditions included thereof, will have the right to transfer their Telco shares in the same proportion to the purchaser.

Provisions Relating to Telecom Italia

The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefónica, to the extent holding at least 30% of Telco’s share capital, shall have the right vis-à-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders’ Agreement, to the extent holding at least 50% plus one share of Telco’s share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders’ Agreement.

The directors designated by Telefónica in Telco, Olimpia and Telecom Italia shall be directed by Telefónica to neither participate, nor vote at the board of directors meetings (and Telefónica, to the extent applicable, shall neither attend nor vote, at any shareholders’ meetings of Telco or the entity resulting

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from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica (as indirect and ultimate shareholder of such companies) are in force.

In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any “Telecom Operator” (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefónica, within the following thirty calendar days, will have the right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Shares that may cause the holding by the Investors, Telco and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

Term of the Shareholders Agreement

The Shareholders’ Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that each has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities. The exiting shareholder(s) shall be permitted, to the extent the remaining shareholders decide to execute a new shareholders’ agreement, to take part to and execute such new shareholders’ agreement, provided such exiting shareholders contribute their existing shares.

The description of the Shareholders’ Agreement in the Introduction is incorporated herein by reference.

AMENDMENT

Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions.  The preceding summary of certain material provisions of the Amendment does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 2 hereto.

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Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 2:	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 3:	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 4:	By-laws of Olimpia S.p.A. (unofficial English translation).

Exhibit 5:	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.

Exhibit 6:	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

Exhibit 7:

Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and two press releases issued by Telefónica on October 24, 2007 and October 25, 2007.

Exhibit 8:	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and press release issued by Telefónica.

Exhibit 9:

Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A., and press releases issued by Telefónica on May 2, 2007 and on May 7 and 8, 2007.

Exhibit 10:	By-laws of Telco S.p.A. (unofficial English translation).

CUSIP No. 87927W10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

TELEFÓNICA, S.A.

/s/ Ramiro Sánchez de Lerín
By : Ramiro Sánchez de Lerín
Its : General Counsel and Secretary to the Board of Directors

CUSIP No. 87927W10

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TELEFÓNICA, S.A.

The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica located at Gran Via 28, 28013 Madrid, Spain. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and Officers of Telefónica:

Name and surname	Position with Telefónica	Present Principal Occupation (if different from Position with Telefónica)
Members of the Board of Directors:

César Alierta Izuel	Executive Chairman

Isidro Fainé Casas	Vice Chairman	General Manager, La Caja de Ahorros y Pensiones de Barcelona.

Vitalino Manuel Nafría Aznar	Vice Chairman

José María Abril Pérez	Director

Fernando de Almansa Moreno-Barreda	Director

José María Álvarez-Pallete López	Director	General Manager, Telefónica Latinóamerica.

David Arculus (citizen of the United Kingdom)	Director

Maximino Carpio García	Director	Professor of Applied Economics, Universidad Autónoma de Madrid.

Carlos Colomer Casellas	Director	Executive Chairman of the Colomer Group.

Peter Erskine (citizen of the United Kingdom)	Director	General Manager, Telefónica 02 Europe.

Alfonso Ferrari Herrero	Director

Gonzalo Hinojosa Fernández de Angulo	Director

Pablo Isla Álvarez de Tejera	Director	CEO, Inditex, S.A.

CUSIP No. 87927W10

Julio Linares López	Director	General Manager, Coordination, Business Development and Synergies, Telefónica, S.A.

Antonio Massanell Lavilla	Director	Senior Executive Vice President, Caja de Ahorros y Pensiones de Barcelona.

Enrique Used Aznar	Director	Chairman of Amper, S.A.

Antonio Viana-Baptista (citizen of the Portugese Republic)	Director	General Manager, Telefónica Spain.

Executive Officers:

César Alierta Izuel	Executive Chairman and Chief Executive Officer	Executive Chairman of Board of Directors and Chief Executive Officer, Telefónica, S.A.

Julio Linares López	General Manager, Coordination, Business Development and Synergies.

Antonio Viana-Baptista (citizen of the Portugese Republic)	General Manager, Telefónica Spain.

José María Álvarez-Pallete López	General Manager, Telefónica Latinóamerica.

Peter Erskine (citizen of the United Kingdom)	General Manager, Telefónica 02 Europa.

Santiago Fernández Valbuena	General Manager of Finances and Corporate Development (Chief Financial Officer).

Luis Abril Pérez	Technical General Secretary to the Chairman of the Board of Directors.

Calixto Ríos Pérez	General Manager of Internal Audit.

Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary to the Board of Directors.

CUSIP No. 87927W10

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

99.7

Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A. and two press releases issued by Telefónica on October 24, 2007 and October 25, 2007.

99.8	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A and press release issued by Telefónica.

99.9

Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, and Sintonia S.A., and press releases issued by Telefónica on May 2, 2007 and on May 7and 8, 2007.

99.10	By-laws of Telco S.p.A. (unofficial English translation).